Nasdaq Regulation   Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

November 13, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 9, 2020 The Nasdaq Stock Market (the "Exchange") received from PureTech Health plc (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b)/A for the registration of the following securities:

American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share

Ordinary shares, par value £0.01 per share[1]

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



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[1] Listed not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities & Exchange Commission.